Filed by Verint Systems Inc.

Commission File No. 001-34807

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Comverse Technology, Inc.

Commission File No. 001-35303

Press Release

Contacts:

Investor Relations

Alan Roden

Verint Systems Inc.

(631) 962-9304

alan.roden@verint.com

Verint Announces Second Quarter Results

Conference Call to Discuss Selected Financial Information and Outlook to be Held Today at 4:30 p.m. ET

MELVILLE, N.Y., September 5, 2012 — Verint® Systems Inc. (NASDAQ: VRNT), a global leader in Actionable Intelligence® solutions and value-added services, today announced results for the quarter ended July 31, 2012.

“We are pleased with our second quarter revenue of $215 million, representing approximately 10% year-over-year growth with growth in both the enterprise intelligence and security intelligence markets.  We are also pleased to have signed the merger agreement with Comverse which will make Verint an independent company, and we currently expect closing on or about February 1, 2013,” said Dan Bodner, CEO and President.

Financial Highlights

Below is selected unaudited financial information for the three and six months ended July 31, 2012 prepared in accordance with generally accepted accounting principles (“GAAP”) and not in accordance with GAAP (“non-GAAP”).

Three Months Ended July 31, 2012 — GAAP

•      Revenue: $212.4 million

•      Operating Income: $26.3 million

•      Diluted EPS: $0.22

Six Months Ended July 31, 2012 — GAAP

•      Revenue: $409.1 million

•      Operating Income: $47.2 million

•      Diluted EPS: $0.38

Three Months Ended July 31, 2012 — Non-GAAP

•      Revenue: $215.1 million

•      Operating Income: $43.0 million

•      Diluted EPS: $0.58

Six Months Ended July 31, 2012 — Non-GAAP

•      Revenue: $415.3 million

•      Operating Income: $82.5 million

•      Diluted EPS: $1.11

Financial Outlook

Below is Verint’s Non-GAAP outlook for the Year Ending January 31, 2013.

•                  We expect revenue in the range of $850 to $870 million

•                  We expect diluted earnings per share in the range of $2.50 to $2.65

Update on Timing of Verint/CTI Merger

Verint currently expects the previously announced merger with Comverse Technology, Inc. (“CTI”) to close on or about February 1, 2013.  The closing of the merger is subject to certain conditions including, among other things, the disposition by CTI of Comverse, Inc. and substantially all of its other assets, other than its interest in Verint, the filing by Verint and effectiveness of a Form S-4 registration statement, and receipt of the approvals of Verint and CTI shareholders, and there can be no assurance as to when or if the transactions contemplated by the merger agreement will be consummated.

Conference Call Information

We will conduct a conference call today at 4:30 p.m. ET to discuss our results for the second quarter ended July 31, 2012 and outlook for the year ending January 31, 2013. An online, real-time Webcast of the conference call will be available on our website at www.verint.com. The conference call can also be accessed live via telephone at 1-888-680-0894 (United States) and 1-617-213-4860 (international) and the passcode is 54206416. Please dial in 5-10 minutes prior to the scheduled start time.

About Non-GAAP Financial Measures

This press release and the accompanying tables include non-GAAP financial measures. For a description of these non-GAAP financial measures, including the reasons management uses each measure, and reconciliations of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with GAAP, please see Tables 2 and 3 as well as “Supplemental Information About Non-GAAP Financial Measures” at the end of this press release. Because we do not predict special items that might occur in the future, and our outlook is developed at a level of detail different than that used to prepare GAAP financial measures, we are not providing a reconciliation to GAAP of our forward-looking financial measures for the year ending January 31, 2013.

About Verint Systems Inc.

Verint® (NASDAQ: VRNT) is the global leader in Actionable Intelligence® solutions and value-added services. Its extensive portfolio of Enterprise Intelligence Solutions™ and Security Intelligence Solutions™ helps worldwide organizations capture and analyze complex, underused information sources—such as voice, video and unstructured text—to enable more timely, effective decisions. More than 10,000 organizations in 150 countries, including over 85 percent of the Fortune 100, use Verint solutions to improve enterprise performance and make the world a safer place. Headquartered in New York and a member of the Russell 3000 Index, Verint has offices worldwide and an extensive global partner network. Learn more at www.verint.com.

Cautions About Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding expectations, predictions, views, opportunities, plans, strategies, beliefs, and statements of similar effect relating to Verint Systems Inc. These forward-looking statements are not guarantees of future performance and they are based on management’s expectations that involve a number of risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Some of the factors that could cause actual future results or conditions to differ materially from current expectations include: uncertainties regarding the impact of general economic conditions in the United States and abroad, particularly in information technology spending and government budgets, on our business; risks associated with our ability to keep pace with technological changes and evolving industry standards in our product offerings and to successfully develop, launch, and drive demand for new and enhanced, innovative, high-quality products that meet or exceed customer needs; risks associated with the planned merger (the “Merger”) with our controlling stockholder, CTI, pursuant to the terms and conditions of the Agreement and Plan of Merger we executed on August 12, 2012 (the “Merger Agreement”), including risks associated with our and CTI’s ability to satisfy the conditions and terms of the Merger, and to execute the merger in the estimated timeframe, or at all, and the issuance of shares of our common stock in connection with the Merger; uncertainties regarding the expected benefits of the Merger; risks arising as a result of unknown or unexpected CTI obligations or liabilities assumed upon completion of the Merger, or as a result of parties obligated to provide us with indemnification being unwilling or unable to stand behind such obligations; risks associated with litigation against us or our directors or officers that we may face, or any litigation against counterparties that we may inherit, in connection with the proposed Merger; uncertainties regarding the tax consequences of the Merger; risks associated with CTI’s ability to control our board of directors and the outcome of matters submitted for stockholder action; risks associated with being a consolidated subsidiary of CTI and formerly part of CTI’s consolidated tax group; risks due to aggressive competition in all of our markets, including with respect to maintaining margins and sufficient levels of investment in our business; risks created by the continued consolidation of our competitors or the introduction of large competitors in our markets with greater resources than we have; risks associated with our ability to successfully compete for, consummate, and implement mergers and acquisitions, including risks associated with capital constraints, costs and expenses, maintaining profitability levels, management distraction, post-acquisition integration activities, and potential asset impairments; risks that we may be unable to maintain and enhance relationships with key resellers, partners, and systems integrators; risks relating to our ability to effectively and efficiently execute on our growth strategy, including managing investments in our business and operations and enhancing and securing our internal and external operations; risks relating to our ability to successfully implement and maintain adequate systems and internal controls for our current and future operations and reporting needs and related risks of financial statement omissions, misstatements, restatements, or filing delays; risks associated with the mishandling or perceived mishandling of sensitive or confidential information, security lapses, or with information technology system failures or disruptions; risks associated with our ability to efficiently and effectively allocate limited financial and human resources to business, development, strategic, or other opportunities that may not come to fruition or produce satisfactory returns; risks associated with significant international operations, including, among others, in Israel, Europe, and Asia, exposure to regions subject to political or economic instability, and fluctuations in foreign exchange rates; risks associated with complex and changing local and foreign regulatory environments in the jurisdictions in which we operate; risks associated with our ability to recruit and retain qualified personnel in regions in which we operate; challenges associated with selling sophisticated solutions, long sales cycles, and emphasis on larger transactions, including in accurately forecasting revenue and expenses and in maintaining profitability; risks that our intellectual property rights may not be adequate to protect our business or assets or that others may make claims on our intellectual property or claim infringement on their intellectual property rights; risks that our products may contain undetected defects, which could expose us to substantial liability; risks associated with a significant amount of our business coming from domestic and foreign government customers, including the ability to maintain security clearances for certain projects; risks associated with our dependence on a limited number of suppliers or original equipment manufacturers for certain components of our products, including companies that may compete with us or work with our competitors; risks that our customers or partners delay or cancel orders or are unable to honor contractual commitments due to liquidity issues, challenges in their business, or otherwise; risks that we may experience liquidity or working capital issues and related risks that financing sources may be unavailable to us on reasonable terms or at all; risks associated with significant leverage resulting from our current debt position, including with respect to covenant limitations and compliance, fluctuations in interest rates, and our ability to maintain our credit ratings; risks relating to our ability to timely implement new accounting pronouncements or new interpretations of existing accounting pronouncements and related risks of future restatements or filing delays; and risks associated with changing tax rates, tax laws and regulations, and the continuing availability of expected tax benefits. We assume no obligation to revise or update any forward-looking statement, except as otherwise required by law. For a detailed discussion of these risk factors, see our Annual Report on Form 10-K for the fiscal year ended January 31, 2012, our Quarterly Report on Form 10-Q for the quarter ended July 31, 2012, when filed, and other filings we make with the SEC.

VERINT, ACTIONABLE INTELLIGENCE, INTELLIGENCE IN ACTION, IMPACT 360, WITNESS, VERINT VERIFIED, VOVICI, GMT, AUDIOLOG, ENTERPRISE INTELLIGENCE SOLUTIONS, SECURITY INTELLIGENCE SOLUTIONS, VOICE OF THE CUSTOMER ANALYTICS, NEXTIVA, EDGEVR, RELIANT, VANTAGE, STAR-GATE, ENGAGE, CYBERVISION, FOCALINFO, SUNTECH, and VIGIA are trademarks or registered trademarks of Verint Systems Inc. or its subsidiaries. Other trademarks mentioned are the property of their respective owners.

Additional Information

This press release does not constitute an offer of any securities for sale. In connection with the merger, Verint and CTI expect to file with the Securities and Exchange Commission a joint proxy statement/prospectus as part of a registration statement regarding the proposed transaction. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed by Verint and/or CTI with the Securities Exchange Commission because they will contain important information about Verint and CTI and the proposed transaction. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus and other documents when filed by Verint and CTI with the Securities and Exchange Commission at www.sec.gov or www.verint.com or www.cmvt.com. Investors and security holders are urged to read the joint proxy statement/prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.

This press release is not a solicitation of a proxy from any security holder of Verint or CTI and shall not constitute an offer to sell or a solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.  However, Verint, CTI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the Securities and Exchange Commission.  Information about the directors and executive officers of Verint may be found in its Annual Report on Form 10-K for the year ended January 31, 2012 and in its definitive proxy statement relating to its 2012 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on May 14, 2012.  Information about the directors and executive officers of CTI may be found in its Annual Report on Form 10-K for the year ended January 31, 2012 and in its preliminary proxy statement on Schedule 14A filed with the SEC on August 15, 2012 and the preliminary information statement attached thereto.

Table 1

Verint Systems Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

(Unaudited)

(In thousands, except per share data)

	Three Months Ended July 31,		Six Months Ended July 31,
	2012	2011	2012	2011

Revenue:
Product	$101,990	$100,423	$193,989	$183,701
Service and support	110,436	94,536	215,072	187,590
Total revenue	212,426	194,959	409,061	371,291
Cost of revenue:
Product	36,382	33,214	67,274	55,745
Service and support	35,954	33,210	69,606	63,378
Amortization of acquired technology and backlog	3,644	2,685	7,428	5,335
Total cost of revenue	75,980	69,109	144,308	124,458
Gross profit	136,446	125,850	264,753	246,833
Operating expenses:
Research and development, net	30,195	26,808	58,598	53,176
Selling, general and administrative	73,953	72,217	146,676	142,452
Amortization of other acquired intangible assets	6,035	5,415	12,233	10,961
Total operating expenses	110,183	104,440	217,507	206,589
Operating income	26,263	21,410	47,246	40,244
Other income (expense), net
Interest income	124	146	254	294
Interest expense	(7,867)	(7,857)	(15,585)	(16,651)
Loss on extinguishment of debt	—	—	—	(8,136)
Other income (expense), net	(483)	738	151	1,750
Total other expense, net	(8,226)	(6,973)	(15,180)	(22,743)
Income before provision for income taxes	18,037	14,437	32,066	17,501
Provision for income taxes	4,772	3,163	7,171	4,672
Net income	13,265	11,274	24,895	12,829
Net income attributable to noncontrolling interest	658	799	2,253	2,466
Net income attributable to Verint Systems Inc.	12,607	10,475	22,642	10,363
Dividends on preferred stock	(3,868)	(3,707)	(7,612)	(7,256)
Net income attributable to Verint Systems Inc. common shares	$8,739	$6,768	$15,030	$3,107

Net income per common share attributable to Verint Systems Inc.
Basic	$0.22	$0.18	$0.38	$0.08
Diluted	$0.22	$0.17	$0.38	$0.08

Weighted-average common shares outstanding
Basic	39,712	38,557	39,392	37,984
Diluted	40,072	39,377	39,938	39,239

Table 2

Verint Systems Inc. and Subsidiaries

Segment Revenue

(Unaudited)

(In thousands)

	Three Months Ended July 31,		Six Months Ended July 31,
	2012	2011	2012	2011

GAAP Revenue By Segment
Enterprise Intelligence	$116,375	$105,654	$226,202	$202,923

Video Intelligence	38,159	39,939	66,837	69,974
Communications Intelligence	57,892	49,366	116,022	98,394
Total Video and Communications Intelligence	96,051	89,305	182,859	168,368

GAAP Total Revenue	$212,426	$194,959	$409,061	$371,291

Revenue adjustments related to acquisitions
Enterprise Intelligence	$1,259	$—	$3,212	$—

Video Intelligence	712	727	1,492	962
Communications Intelligence	671	—	1,542	—
Total Video and Communications Intelligence	1,383	727	3,034	962

Total revenue adjustments related to acquisitions	$2,642	$727	$6,246	$962

Non-GAAP Revenue By Segment
Enterprise Intelligence	$117,634	$105,654	$229,414	$202,923

Video Intelligence	38,871	40,666	68,329	70,936
Communications Intelligence	58,563	49,366	117,564	98,394
Total Video and Communications Intelligence	97,434	90,032	185,893	169,330

Non-GAAP Total Revenue	$215,068	$195,686	$415,307	$372,253

Table 3

Verint Systems Inc. and Subsidiaries

Reconciliation of GAAP to Non-GAAP Results

(Unaudited)

(In thousands, except per share data)

	Three Months Ended July 31,		Six Months Ended July 31,
	2012	2011	2012	2011
Table of Reconciliation from GAAP Gross Profit to Non-GAAP Gross Profit

GAAP gross profit	$136,446	$125,850	$264,753	$246,833
Revenue adjustments related to acquisitions	2,642	727	6,246	962
Amortization of acquired technology and backlog	3,644	2,685	7,428	5,335
Stock-based compensation expenses	569	627	1,293	1,596
M&A and other adjustments	(4)	414	5	414
Non-GAAP gross profit	$143,297	$130,303	$279,725	$255,140

Table of Reconciliation from GAAP Operating Income to Non-GAAP Operating Income and Non-GAAP EBITDA

GAAP operating income	$26,263	$21,410	$47,246	$40,244
Revenue adjustments related to acquisitions	2,642	727	6,246	962
Amortization of acquired technology and backlog	3,644	2,685	7,428	5,335
Amortization of other acquired intangible assets	6,035	5,415	12,233	10,961
Stock-based compensation expenses	5,922	6,641	11,633	14,191
M&A and other adjustments	(1,476)	3,508	(2,318)	8,210
Non-GAAP operating income	43,030	40,386	82,468	79,903

GAAP depreciation and amortization	14,169	12,585	28,265	25,539
Amortization of acquired technology and backlog	(3,644)	(2,685)	(7,428)	(5,335)
Amortization of other acquired intangible assets	(6,035)	(5,415)	(12,233)	(10,961)
M&A and other adjustments	(84)	—	(84)	(244)
Non-GAAP depreciation and amortization	4,406	4,485	8,520	8,999
Non-GAAP EBITDA	$47,436	$44,871	$90,988	$88,902

Table of Reconciliation from GAAP Other Expense, Net to Non-GAAP Other Expense, Net

GAAP other expense, net	$(8,226)	$(6,973)	$(15,180)	$(22,743)
Loss on extinguishment of debt	—	—	—	8,136
Unrealized (gains) losses on derivatives, net	(61)	(377)	(397)	730
M&A and other adjustments	(93)	—	(89)	—
Non-GAAP other expense, net	$(8,380)	$(7,350)	$(15,666)	$(13,877)

Table of Reconciliation from GAAP Provision for Income Taxes to Non-GAAP Provision for Income Taxes

GAAP provision for income taxes	$4,772	$3,163	$7,171	$4,672
Non-cash tax adjustments	(447)	471	1,012	2,591
Non-GAAP provision for income taxes	$4,325	$3,634	$8,183	$7,263

Table of Reconciliation from GAAP Net Income Attributable to Verint Systems Inc. to Non-GAAP Net Income Attributable to Verint Systems Inc.

GAAP net income attributable to Verint Systems Inc.	$12,607	$10,475	$22,642	$10,363
Revenue adjustments related to acquisitions	2,642	727	6,246	962
Amortization of acquired technology and backlog	3,644	2,685	7,428	5,335
Amortization of other acquired intangible assets	6,035	5,415	12,233	10,961
Stock-based compensation expenses	5,922	6,641	11,633	14,191
M&A and other adjustments	(1,569)	3,508	(2,407)	8,210
Loss on extinguishment of debt	—	—	—	8,136
Unrealized (gains) losses on derivatives, net	(61)	(377)	(397)	730
Non-cash tax adjustments	447	(471)	(1,012)	(2,591)
Total GAAP net income adjustments	17,060	18,128	33,724	45,934
Non-GAAP net income attributable to Verint Systems Inc.	$29,667	$28,603	$56,366	$56,297

Table of Reconciliation from GAAP Net Income Attributable to Verint Systems Inc. Common Shares to Non-GAAP Net Income Attributable to Verint Systems Inc. Common Shares

GAAP net income attributable to Verint Systems Inc. common shares	$8,739	$6,768	$15,030	$3,107
Total GAAP net income adjustments	17,060	18,128	33,724	45,934
Non-GAAP net income attributable to Verint Systems Inc. common shares	$25,799	$24,896	$48,754	$49,041

Table Comparing GAAP Diluted Net Income Per Common Share Attributable to Verint Systems Inc. to Non-GAAP Diluted Net Income Per Common Share Attributable to Verint Systems Inc.

GAAP diluted net income per common share attributable to Verint Systems Inc.	$0.22	$0.17	$0.38	$0.08

Non-GAAP diluted net income per common share attributable to Verint Systems Inc.	$0.58	$0.57	$1.11	$1.13

Shares used in computing GAAP diluted net income per common share (in thousands)	40,072	39,377	39,938	39,239

Shares used in computing non-GAAP diluted net income per common share (in thousands)	51,060	49,949	50,873	49,760

Table 4

Verint Systems Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(Unaudited)

(In thousands, except share and per share data)

	July 31,	January 31,
	2012	2012

Assets
Current Assets:
Cash and cash equivalents	$173,250	$150,662
Restricted cash and bank time deposits	10,750	12,863
Accounts receivable, net	167,616	154,753
Inventories	10,000	14,414
Deferred cost of revenue	4,454	11,951
Prepaid expenses and other current assets	52,072	56,047
Total current assets	418,142	400,690
Property and equipment, net	32,142	28,289
Goodwill	825,069	828,758
Intangible assets, net	162,898	184,230
Capitalized software development costs, net	6,217	5,846
Long-term deferred cost of revenue	8,252	13,285
Other assets	34,566	38,497
Total assets	$1,487,286	$1,499,595

Liabilities, Preferred Stock, and Stockholders’ Equity
Current Liabilities:
Accounts payable	$49,231	$49,441
Accrued expenses and other current liabilities	165,935	168,947
Current maturities of long-term debt	6,292	6,228
Deferred revenue	146,163	156,772
Liabilities to affiliates	1,553	1,760
Total current liabilities	369,174	383,148
Long-term debt	587,675	591,151
Long-term deferred revenue	16,673	25,987
Other liabilities	51,768	69,472
Total liabilities	1,025,290	1,069,758
Preferred Stock - $0.001 par value; authorized 2,500,000 shares. Series A convertible preferred stock; 293,000 shares issued and outstanding; aggregate liquidation preference and redemption value of $358,869 at July 31, 2012.	285,542	285,542
Commitments and Contingencies
Stockholders’ Equity:
Common stock - $0.001 par value; authorized 120,000,000 shares. Issued 40,074,000 and 39,265,000 shares; outstanding 39,772,000 and 38,982,000 shares as of July 31, 2012 and January 31, 2012, respectively.	40	40
Additional paid-in capital	569,555	554,351
Treasury stock, at cost - 302,000 and 283,000 shares as of July 31, 2012 and January 31, 2012, respectively.	(8,013)	(7,466)
Accumulated deficit	(335,122)	(357,764)
Accumulated other comprehensive loss	(55,178)	(47,736)
Total Verint Systems Inc. stockholders’ equity	171,282	141,425
Noncontrolling interest	5,172	2,870
Total stockholders’ equity	176,454	144,295
Total liabilities, preferred stock, and stockholders’ equity	$1,487,286	$1,499,595

Table 5

Verint Systems Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Six Months Ended July 31,
	2012	2011

Cash flows from operating activities:
Net income	$24,895	$12,829
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	28,265	25,539
Stock-based compensation — equity portion	10,994	11,640
Non-cash (gains) losses on derivative financial instruments, net	(131)	1,907
Loss on extinguishment of debt	—	8,136
Other non-cash items, net	(6,123)	3,294

Changes in operating assets and liabilities, net of effects of business combination:
Accounts receivable	(13,295)	(4,491)
Inventories	3,599	(2,860)
Deferred cost of revenue	12,292	5,692
Prepaid expenses and other assets	5,022	(3,417)
Accounts payable and accrued expenses	(7,528)	(16,207)
Deferred revenue	(18,315)	(10,432)
Other, net	(424)	(3,792)
Net cash provided by operating activities	39,251	27,838

Cash flows from investing activities:
Cash paid for business combinations, including adjustments, net of cash acquired	(660)	(11,958)
Purchases of property and equipment	(6,180)	(6,715)
Settlements of derivative financial instruments not designated as hedges	(266)	(1,178)
Cash paid for capitalized software development costs	(2,298)	(1,662)
Changes in restricted cash and bank time deposits	1,811	(1,883)
Other investing activities	—	(1,230)
Net cash used in investing activities	(7,593)	(24,626)

Cash flows from financing activities:
Proceeds from borrowings, net of original issuance discount	—	597,000
Repayments of borrowings and other financing obligations	(3,486)	(583,786)
Payment of debt issuance and other debt-related costs	(159)	(15,034)
Proceeds from exercises of stock options	1,395	8,716
Purchases of treasury stock	(615)	(827)
Payment of contingent consideration for business combinations (financing portion)	(5,140)	(2,004)
Net cash provided by (used in) financing activities	(8,005)	4,065
Effect of exchange rate changes on cash and cash equivalents	(1,065)	1,964
Net increase in cash and cash equivalents	22,588	9,241
Cash and cash equivalents, beginning of period	150,662	169,906
Cash and cash equivalents, end of period	$173,250	$179,147

Verint Systems Inc. and Subsidiaries

Supplemental Information About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures. Tables 2 and 3 include a reconciliation of each non-GAAP financial measure presented in this press release to the most directly comparable GAAP financial measure. Non-GAAP financial measures should not be considered in isolation or as a substitute for comparable GAAP financial measures. The non-GAAP financial measures we present have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP, and these non-GAAP financial measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP financial measures. These non-GAAP financial measures do not represent discretionary cash available to us to invest in the growth of our business, and we may in the future incur expenses similar to or in addition to the adjustments made in these non-GAAP financial measures.

We believe that the non-GAAP financial measures we present provide meaningful supplemental information regarding our operating results primarily because they exclude certain non-cash charges or items that we do not believe are reflective of our ongoing operating results when budgeting, planning and forecasting, determining compensation, and when assessing the performance of our business with our individual operating segments or our senior management. We believe that these non-GAAP financial measures also facilitate the comparison by management and investors of results between periods and among our peer companies. However, those companies may calculate similar non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

Adjustments to Non-GAAP Financial Measures

Revenue adjustments related to acquisitions. We exclude from our non-GAAP revenue the impact of fair value adjustments required under GAAP relating to acquired customer support contracts which would have otherwise been recognized on a standalone basis. We exclude these adjustments from our non-GAAP financial measures because these are not reflective of our ongoing operations.

Amortization of acquired intangible assets, including acquired technology. When we acquire an entity, we are required under GAAP to record the fair values of the intangible assets of the acquired entity and amortize those assets over their useful lives. We exclude the amortization of acquired intangible assets, including acquired technology, from our non-GAAP financial measures. These expenses are excluded from our non-GAAP financial measures because they are non-cash charges. In addition, these amounts are inconsistent in amount and frequency and are significantly impacted by the timing and size of acquisitions. Thus, we also exclude these amounts to provide better comparability of pre- and post-acquisition operating results.

Stock-based compensation expenses. We exclude stock-based compensation expenses related to stock options, restricted stock awards and units, stock bonus plans and phantom stock from our non-GAAP financial measures. These expenses are excluded from our non-GAAP financial measures because they are primarily non-cash charges. In prior periods, we also incurred (and excluded from our non-GAAP financial measures) significant cash-settled stock compensation expense due to our previous extended filing delay and restrictions on our ability to issue new shares of common stock to our employees.

M&A and other adjustments. We exclude from our non-GAAP financial measures legal, other professional fees and certain other expenses associated with acquisitions and certain extraordinary transactions, whether or not consummated.  Also excluded are changes in the fair value of contingent consideration liabilities associated with business combinations, and expenses related to our restatement of previously filed financial statements and our previous extended filing delay.  These expenses are excluded from our non-GAAP financial measures because we believe that they are not reflective of our ongoing operations.

Unrealized (gains) losses on derivatives, net.  We exclude from our non-GAAP financial measures unrealized gains and losses on interest rate swaps and foreign currency derivatives. These gains and losses are excluded from our non-GAAP financial measures because they are non-cash transactions which are highly variable from period to period and which we believe are not reflective of our ongoing operations.

Loss on extinguishment of debt. We exclude from our non-GAAP financial measures loss on extinguishment of debt attributable to refinancing of our debt because we believe it is not reflective of our ongoing operations.

Non-cash tax adjustments. We exclude from our non-GAAP financial measures non-cash tax adjustments, which represent the difference between the amount of taxes we actually paid and our GAAP tax provision on an annual basis. On a quarterly basis, this adjustment reflects our expected annual effective tax rate on a cash basis.